Loeb & Loeb LLP 901 New York Avenue, N.W. Washington, D.C. 20001 345 Park Avenue New York, NY 10154	Main 202.618.5000 Fax 202.217.2554 Main 212.407.4000 Fax 212.407.4990

September 8, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn: Claudia Rios and Karina Dorin

Re: Smart Logistics Global Limited

Amendment No. 1 to Registration Statement on Form F-1

Filed August 20, 2025

File No. 333-288664

Dear Ms. Rios and Ms. Dorin:

On behalf of our client, Smart Logistics Global Limited (the “Company”), we hereby provide a response to the comments issued in a letter dated September 5, 2025 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form F-1 (the “F-1”).  Contemporaneously, we are filing the Amendment No. 2 to Registration Statement on Form F-1 via Edgar (the “Amendment No. 2”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amendment No. 2, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 1 to Registration Statement on Form F-1
General

1.We note your cover page disclosure that on October 17, 2024 and November 11, 2024 (i) Fuzhou Jiabin declared a dividend of RMB31,593,400 (US$4.44 million) and RMB21,053,000 (US$2.91 million), respectively, to Jiangxi Jiabin, (ii) Jiangxi Jiabin then declared a dividend of RMB28,434,060 (US$3.99 million) and RMB18,947,700 (US$2.62 million), respectively, to Jiabin HK. and (iii) Jiabin HK then declared a dividend distribution of RMB27,012,357 (HKD29,483,035 or US$3.79 million) and RMB18,000,315 (HKD19,445,085 or US$2.49 million), respectively, to Mr. Hue Kwok Chiu through Amelia, SLG Cayman and ASL Venture Limited appears inconsistent with your cover page tabular disclosure summarizing cash transfers for the year ended December 31, 2024. We further note that such disclosures appear inconsistent with your disclosures on pages 50 and F-34 that although Jiangxi Jiabin declared dividends to Jiabin HK, it never

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United States Securities and Exchange Commission September 8, 2025 Page 2

paid such dividends and yet Jiabin HK declared and paid dividend distributions of RMB27,012,357 (HKD29,483,035 or US$3.79 million) and RMB18,000,315 (HKD19,445,085 or US$2.49 million) to Mr. Hue Kwok Chiu through Amelia, SLG Cayman and ASL Venture Limited. Please revise your disclosure to resolve these apparent inconsistencies or explain to us why no revision is necessary.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 5, 50, 72,131 and F-34.

Please call me at 202-524-8470 if you would like additional information with respect to any of the foregoing.  Thank you.

Sincerely,

/s/ Jane Tam

Jane Tam
Senior Counsel

cc:  Hue Kwok Chiu, Chief Executive Officer of Smart Logistics Global Limited

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